EXHIBIT 99.3

Agrium Inc.

Consolidated Financial Statements

For the year ended

December 31, 2017

February 20, 2018

Financial Statements

AGRIUM Annual Report  |  40

Financial Reporting Responsibilities

Party	Responsibility for Financial Reporting
Board of Directors	Reviews and approves the annual consolidated financial statements and notes and related Management’s Discussion and Analysis contained in this Annual Report. The Board appoints the Audit Committee to carry out this responsibility on its behalf.
Audit Committee	Oversees Agrium’s accounting and financial reporting processes and audits of its financial statements.

Recommends approval of the annual consolidated financial statements to the Board.

Considers, for review by the Board and approval by the shareholders, appointment of the independent auditors; reviews and approves the terms of the auditors’ engagement as well as the fee, scope and timing of their services; evaluates the auditors’ performance.
Management	Prepares (a) financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and (b) the information in the accompanying Management’s Discussion and Analysis, and ensures that it is consistent with the consolidated financial statements.

As disclosed in note 25 to the annual financial statements:
• Makes reasonable estimates and judgments as an essential part of the preparation of financial statements; and
• Considers alternative accounting methods and chooses those it considers most appropriate in the circumstances.
• Establishes and maintains adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended.
Independent Auditors

On behalf of the shareholders, KPMG LLP, an independent registered public accounting firm, as stated in their reports, which are included in this 2017 Annual Report:

•  Audits the annual consolidated financial statements as at and for the years ended December 31, 2017 and 2016, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States); and

•  Audits the effectiveness of internal control over financial reporting as of December 31, 2017 in accordance with the standards of the Public Company Accounting Oversight Board (United States) based on the criteria described below.

The Audit Committee is comprised entirely of independent directors. The auditors have full and unrestricted access to the Audit Committee and may meet with or without the presence of management.

Management’s Report on Internal Control over Financial Reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Under our supervision and with the participation of management, we conducted an evaluation of the design and effectiveness of our internal control over financial reporting as of the end of the fiscal year covered by this report, based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013). Based on this evaluation, management concluded that as of December 31, 2017, Agrium Inc. did maintain effective internal control over financial reporting.

Chuck Magro President & Chief Executive Officer February 20, 2018	Steve Douglas Senior Vice President & Chief Financial Officer

AGRIUM Annual Report  |  41

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Agrium Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Agrium Inc.’s (the “Company”) internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Report on the Consolidated Financial Statements

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements of the Company, which comprise the consolidated balance sheets as at December 31, 2017 and December 31, 2016, the consolidated statements of operations, comprehensive income, cash flows and shareholders’ equity for the years then ended, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the “consolidated financial statements”), and our report dated February 20, 2018 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report On Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB and in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants

Calgary, Canada

February 20, 2018

AGRIUM Annual Report  |  42

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Agrium Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Agrium Inc. (the “Company”), which comprise the consolidated balance sheets as at December 31, 2017 and December 31, 2016, the consolidated statements of operations, comprehensive income, cash flows and shareholders’ equity for the years then ended, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2017 and December 31, 2016, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on Internal Control Over Financial Reporting

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 20, 2018 expressed an unqualified (unmodified) opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

A - Management’s Responsibility for the (Consolidated) Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

B - Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Chartered Professional Accountants

We have served as the Company’s auditor since 1984.

Calgary, Canada

February 20, 2018

AGRIUM Annual Report  |  43

Consolidated Statements of Operations

Years ended December 31, (millions of U.S. dollars, unless otherwise stated)	Notes	2017	2016 (restated)
Sales		13,766	13,457
Cost of product sold	5	10,340	10,078
Gross profit		3,426	3,379
Expenses
Selling	5	2,014	1,913
General and administrative	5	247	240
Share-based payments	5, 9	69	55
Earnings from associates and joint ventures	15	(39)	(66)
Other expenses	5	119	147
Earnings before finance costs and income taxes		1,016	1,090
Finance costs related to long-term debt	6	210	204
Other finance costs	6	101	74
Earnings before income taxes		705	812
Income taxes	7	203	228
Net earnings from continuing operations		502	584
Net (loss) earnings from discontinued operations	21	(187)	12
Net earnings		315	596
Attributable to
Equity holders of Agrium		310	592
Non-controlling interest		5	4
Net earnings		315	596

Earnings per share attributable to equity holders of Agrium
Basic and diluted earnings per share from continuing operations		3.60	4.20
Basic and diluted (loss) earnings per share from discontinued operations		(1.36)	0.09
Basic and diluted earnings per share		2.24	4.29
Weighted average number of shares outstanding for basic and diluted earnings per share (millions of common shares)		138	138
See accompanying notes.

Basis of preparation and statement of compliance

We prepared these financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The Board of Directors of Agrium Inc. approved these consolidated financial statements for issuance on February 20, 2018.

The presentation currency of these financial statements is the U.S. dollar. We prepared the financial statements using the historical cost basis, except for items that IFRS requires us to measure at fair value. Our significant accounting policies, judgments, assumptions and estimates are described in note 25.

AGRIUM Annual Report  |  44

Consolidated Statements of Comprehensive Income

Years ended December 31, (millions of U.S. dollars)	Notes	2017	2016
Net earnings		315	596
Other comprehensive income
Items that are or may be reclassified to earnings
Cash flow hedges	4
Effective portion of changes in fair value		(92)	7
Deferred income taxes		25	(1)
Associates and joint ventures	15
Share of comprehensive loss		(49)	(34)
Deferred income taxes		10	-
Foreign currency translation
Gains		183	59
Reclassifications to earnings		6	-
		83	31
Items that will never be reclassified to earnings
Post-employment benefits	8
Actuarial losses		(5)	(10)
Deferred income taxes		2	3
		(3)	(7)
Other comprehensive income		80	24
Comprehensive income		395	620
Attributable to
Equity holders of Agrium		389	616
Non-controlling interest		6	4
Comprehensive income		395	620
See accompanying notes.

AGRIUM Annual Report  |  45

Consolidated Balance Sheets

(millions of U.S. dollars)		December 31,
	Notes	2017	2016
Assets
Current assets
Cash and cash equivalents	10	466	412
Accounts receivable	11	2,406	2,208
Income taxes receivable		18	33
Inventories	12	3,321	3,230
Prepaid expenses and deposits		1,004	855
Other current assets	16	120	123
Assets held for sale	21	105	-
		7,440	6,861
Property, plant and equipment	13	7,091	6,818
Intangibles	14	518	566
Goodwill	14	2,228	2,095
Investments in associates and joint ventures	15	522	541
Other assets	16	58	48
Deferred income tax assets	7	85	34
		17,942	16,963
Liabilities and shareholders’ equity
Current liabilities
Short-term debt	17	867	604
Accounts payable	18	5,206	4,662
Income taxes payable		27	17
Current portion of long-term debt	17	11	110
Current portion of other provisions	19	63	59
		6,174	5,452
Long-term debt	17	4,397	4,398
Post-employment benefits	8	142	141
Other provisions	19	522	322
Other liabilities	20	106	68
Deferred income tax liabilities	7	473	408
		11,814	10,789
Shareholders’ equity
Share capital		1,776	1,766
Retained earnings		5,461	5,634
Accumulated other comprehensive loss		(1,116)	(1,231)
Equity holders of Agrium		6,121	6,169
Non-controlling interest		7	5
Total equity		6,128	6,174
		17,942	16,963
See accompanying notes.

AGRIUM Annual Report  |  46

Consolidated Statements of Cash Flows

Years ended December 31, (millions of U.S. dollars)	Notes	2017	2016 (restated)
Operating
Net earnings from continuing operations		502	584
Adjustments for
Depreciation and amortization		530	493
Earnings from associates and joint ventures		(39)	(66)
Share-based payments		69	55
Unrealized loss on derivative financial instruments		1	36
Unrealized foreign exchange loss (gain)		31	(19)
Interest income		(59)	(66)
Finance costs		311	278
Income taxes		203	228
Other		34	23
Interest received		61	66
Interest paid		(308)	(272)
Income taxes paid		(20)	(291)
Dividends from associates and joint ventures		18	116
Net changes in non-cash working capital	10	(15)	472
Cash provided by operating activities		1,319	1,637
Investing
Business acquisitions, net of cash acquired	22	(203)	(342)
Capital expenditures		(677)	(701)
Capitalized borrowing costs		(12)	(24)
Purchase of investments		(63)	(77)
Proceeds from sale of investments		69	97
Proceeds from sale of property, plant and equipment		34	16
Other		(19)	33
Net changes in non-cash working capital		(51)	5
Cash used in investing activities		(922)	(993)
Financing
Short-term debt		258	(188)
Repayment of long-term debt		(110)	(17)
Dividends paid		(483)	(482)
Cash used in financing activities		(335)	(687)
Effect of exchange rate changes on cash and cash equivalents		(12)	(67)
Increase (decrease) in cash and cash equivalents from continuing operations		50	(110)
Cash and cash equivalents provided by discontinued operations	21	4	7
Cash and cash equivalents – beginning of year		412	515
Cash and cash equivalents – end of year	10	466	412
See accompanying notes.

AGRIUM Annual Report  |  47

Consolidated Statements of Shareholders’ Equity

				Other comprehensive income (loss)
(millions of U.S. dollars, except share data)	Millions of common shares	Share capital	Retained earnings	Cash flow hedges	Comprehensive loss of associates and joint ventures	Foreign currency translation	Total	Equity holders of Agrium	Non- controlling interest	Total equity
December 31, 2015	138	1,757	5,533	(56)	(17)	(1,214)	(1,287)	6,003	4	6,007
Net earnings	-	-	592	-	-	-	-	592	4	596
Other comprehensive income (loss), net of tax
Post-employment benefits	-	-	(7)	-	-	-	-	(7)	-	(7)
Other	-	-	-	6	(34)	59	31	31	-	31
Comprehensive income (loss), net of tax	-	-	585	6	(34)	59	31	616	4	620
Dividends ($ 3.50 per share)	-	-	(484)	-	-	-	-	(484)	-	(484)
Non-controlling interest transactions	-	-	-	-	-	-	-	-	(3)	(3)
Share-based payment transactions	-	9	-	-	-	-	-	9	-	9
Reclassification of cash flow hedges, net of tax	-	-	-	25	-	-	25	25	-	25
December 31, 2016	138	1,766	5,634	(25)	(51)	(1,155)	(1,231)	6,169	5	6,174
Net earnings	-	-	310	-	-	-	-	310	5	315
Other comprehensive income (loss), net of tax
Post-employment benefits	-	-	(3)	-	-	-	-	(3)	-	(3)
Other	-	-	-	(67)	(39)	188	82	82	1	83
Comprehensive income (loss), net of tax	-	-	307	(67)	(39)	188	82	389	6	395
Dividends ($ 3.50 per share)	-	-	(483)	-	-	-	-	(483)	-	(483)
Non-controlling interest transactions	-	-	3	-	-	(2)	(2)	1	(4)	(3)
Share-based payment transactions	-	10	-	-	-	-	-	10	-	10
Reclassification of cash flow hedges, net of tax	-	-	-	35	-	-	35	35	-	35
December 31, 2017	138	1,776	5,461	(57)	(90)	(969)	(1,116)	6,121	7	6,128
See accompanying notes.

AGRIUM Annual Report  |  48

Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

1.	CORPORATE INFORMATION

Agrium Inc. (“Agrium”) is incorporated under the laws of Canada. Our Corporate head office is located at 13131 Lake Fraser Drive S.E., Calgary, Canada. We conduct our operations globally from our Wholesale head office in Calgary and our Retail head office in Loveland, Colorado, United States.

In these financial statements, “we”, “us”, “our” and “Agrium” mean Agrium Inc., its subsidiaries and its joint arrangements, until December 31, 2017.

On January 1, 2018, after receiving all required regulatory approvals, Agrium and Potash Corporation of Saskatchewan Inc. (“PotashCorp”) combined their businesses in a merger of equals by becoming wholly owned subsidiaries of a new parent company named Nutrien Ltd. (“Nutrien”). On January 2, 2018, the merged entity began trading on the Toronto Stock Exchange and New York Stock Exchange (“NYSE”) under the symbol NTR, and the shares of Agrium and PotashCorp were delisted.

Shareholders of Agrium received 2.230 common shares of Nutrien for each Agrium share held and shareholders of PotashCorp received 0.400 common shares of Nutrien for each PotashCorp share held. The exchange ratios represent the respective closing share prices of each company’s common shares at market close on the NYSE on August 29, 2016, the last trading day prior to when the companies announced that they were in preliminary discussions regarding a merger of equals, which is consistent with the approximate 10-day and 60-day volume weighted average prices through that date.

PotashCorp is the acquirer for accounting purposes, and as a result, the financial statements and related notes of Nutrien in 2018 and beyond will reflect the operations of Nutrien. Figures for 2017 and prior will reflect operations of PotashCorp. The purchase consideration is approximately $16-billion. Valuations to determine the fair value of assets acquired and liabilities assumed are not yet complete due to the recent closing date of the merger.

Agrium completed the dispositions of Conda Phosphate operations and North Bend assets on January 12, 2018, as a condition of approval of the merger from the U.S. Federal Trade Commission (FTC), as further described in note 21.

The companies had previously received unconditional regulatory clearance from Canada, Brazil and Russia.

For additional information with respect to the plan of arrangement, please refer to the Joint Management

Information Circular of PotashCorp and Agrium dated October 3, 2016, a copy of which has been filed on SEDAR under Agrium’s profile at www.sedar.com.

Our Executive Leadership Team (ELT) comprises officers at the Senior Vice President level and above. ELT and Agrium Board of Directors (“Board of Directors”) compensation included in these financial statements:

Related party transactions	2017	2016
Short-term benefits	19	19
Post-employment benefits	2	2
Share-based payments	31	24

AGRIUM Annual Report  |  49

Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

The ELT is responsible for strategic decision making, resource allocation and assessing financial performance and is identified as our Chief Operating Decision Maker (CODM) for the purposes of reporting segment operations under IFRS. The CODM reviews the results of our operations and our financial position on consolidated, operating segment and business unit levels. Our operating segments are defined by the organization and reporting structure through which we operate our business. We categorize our operating segments within the Retail and Wholesale business units as follows:

•	Retail: Distributes crop nutrients, crop protection products, seed and merchandise and provides financial and other services directly to growers through a network of farm centers in two geographical segments:
-	North America including the United States and Canada
-	International including Australia and South America
•	Wholesale: Produces, markets and distributes crop nutrients and industrial products as follows:
-	Nitrogen: Manufacturing in Alberta and Texas
-	Potash: Mining and processing in Saskatchewan
-	Phosphate: Production facilities in Alberta and, prior to the Conda Phosphate operations disposition as described in note 21, mining facilities in Idaho
-	Wholesale Other: Producing blended crop nutrients and Environmentally Smart Nitrogen® polymer-coated nitrogen crop nutrients; and operating joint ventures and associates.

Principal subsidiaries, associates and joint ventures
	Relationship/ Ownership	Location	Principal activity	Method of accounting
Agrium Canada Partnership	Subsidiary, 100%	Canada	Manufacturer and distributor of crop nutrients	Consolidation
Agrium Potash Ltd.	Subsidiary, 100%	Canada	Manufacturer and distributor of crop nutrients	Consolidation
Agrium U.S. Inc.	Subsidiary, 100%	United States	Manufacturer and distributor of crop nutrients	Consolidation
Agroservicios Pampeanos S.A.	Subsidiary, 100%	Argentina	Crop input retailer	Consolidation
Cominco Fertilizer Partnership	Subsidiary, 100%	United States	Manufacturer and distributor of crop nutrients	Consolidation
Crop Production Services, Inc.	Subsidiary, 100%	United States	Crop input retailer	Consolidation
Crop Production Services (Canada) Inc.	Subsidiary, 100%	Canada	Crop input retailer	Consolidation
Landmark Operations Ltd.	Subsidiary, 100%	Australia	Crop input retailer	Consolidation
Loveland Products Inc.	Subsidiary, 100%	United States	Crop input developer and retailer	Consolidation
Misr Fertilizers Production Company S.A.E.	Associate, 26%	Egypt	Manufacturer and distributor of crop nutrients	Equity method
Profertil S.A.	Joint venture, 50%	Argentina	Manufacturer and distributor of crop nutrients	Equity method

AGRIUM Annual Report  |  50

Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

2. OPERATING SEGMENTS

Segment information						2017
	North America	International	Retail	Nitrogen	Potash	Phosphate	Wholesale Other	Wholesale	Other (a)	Total
Sales – external	9,874	2,182	12,056	755	386	115	454	1,710	-	13,766
– inter-segment	47	-	47	254	133	122	140	649	(696)	-
Total sales	9,921	2,182	12,103	1,009	519	237	594	2,359	(696)	13,766

Earnings (loss) before finance costs and income taxes	716	174	890	209	105	4	99	417	(291)	1,016
Depreciation and amortization	273	16	289	79	113	17	13	222	19	530
EBITDA (b)	989	190	1,179	288	218	21	112	639	(272)	1,546

Earnings from associates and joint ventures	7	2	9	-	-	-	30	30	-	39
Total assets	8,668	1,570	10,238	2,330	3,629	303	702	6,964	740	17,942
Additions to non-current assets (c)	423	39	462	313	46	226	48	633	8	1,103

Segment information						2016
	North America	International	Retail	Nitrogen	Potash	Phosphate	Wholesale Other	Wholesale	Other (a)	Total
Sales – external	9,565	2,158	11,723	860	280	148	446	1,734	-	13,457
– inter-segment	43	-	43	284	139	141	130	694	(737)	-
Total sales	9,608	2,158	11,766	1,144	419	289	576	2,428	(737)	13,457

Earnings (loss) before finance costs and income taxes	676	141	817	329	10	23	139	501	(228)	1,090
Depreciation and amortization	249	25	274	75	99	16	13	203	16	493
EBITDA (b)	925	166	1,091	404	109	39	152	704	(212)	1,583

Earnings (loss) from associates and joint ventures	4	2	6	-	-	-	61	61	(1)	66
Total assets	8,144	1,338	9,482	1,812	3,666	808	675	6,961	520	16,963
Additions to non-current assets (c)	405	30	435	444	70	46	20	580	5	1,020
(a)	Non-cash share-based payments expense of $69-million (2016 – $55-million) is recorded in our Other segment.
(b)	EBITDA is net earnings (loss) before finance costs, income taxes, depreciation and amortization, and net earnings (loss) from discontinued operations.
(c)	Additions to non-current assets include property, plant and equipment, intangibles and goodwill.

AGRIUM Annual Report  |  51

Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

Retail sales by product line	2017	2016
Crop nutrients	4,121	4,310
Crop protection products	4,937	4,684
Seed	1,628	1,462
Merchandise	683	621
Services and other	734	689
	12,103	11,766

Key data by geographic region	2017		2016
	Sales (a)	Non- current assets (b)	Sales (a)	Non- current assets (b)
Canada	2,416	4,829	2,437	4,430
United States	8,978	4,838	8,672	4,898
Europe	178	2	182	5
South America	431	213	396	197
Australia	1,679	260	1,769	222
Egypt	-	238	-	285
Other	84	5	1	3
	13,766	10,385	13,457	10,040
(a)	Sales by location of customers.
(b)	Excludes financial instruments and deferred tax assets.

Our CODM measures performance and allocates resources based on information it considers most relevant in evaluating the results of business units and operating segments relative to other entities that operate in similar industries. The main operating measures the CODM reviews on a regular basis are consolidated, business unit and segment EBITDA. The CODM does not review Retail net earnings information by product line, reflecting how Retail aggregates expenses and net earnings in its accounting records and financial reports. The CODM also does not regularly review (a) financial information aggregated on any other product line or geographic basis or (b) segment finance costs, income taxes or balance sheet information. We have not aggregated any operating segments in determining our reportable segments.

We continually monitor changes in facts and circumstances that could change the composition of our operating segments, as determined by the information regularly reviewed by the CODM.

The accounting policies of segments are the same as the accounting policies described in note 25. We record sales between operating segments at prices equivalent to those charged to third parties. We eliminate such sales on consolidation. We report a non-operating segment, “Other”, for inter-segment eliminations and corporate functions.

3.	CAPITAL MANAGEMENT

Policies and objectives in managing capital

Agrium defines capital as adjusted total debt plus total equity. Our objectives for managing capital are to (a) maintain a strong balance sheet and flexible capital structure to optimize the cost of capital at an acceptable level of risk, (b) support an investment grade credit rating profile, (c) improve the overall efficiency of our assets and deliver on our growth opportunities to grow our earnings, and (d) maximize total shareholder return.

To maintain or adjust our capital structure, we may adjust the amount of dividends paid to shareholders, issue new shares, buy back shares, issue or redeem debt, sell trade receivables through our securitization program, or adjust anticipated future capital expenditures and resources available for other growth opportunities. Our authorized share capital consists of unlimited common shares without par value and unlimited preferred shares.

AGRIUM Annual Report  |  52

Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

Information monitored to manage capital	2017 Target	December 31,
		2017	2016
Net debt to EBITDA		3.1	3.0
Debt covenant ratios (a)
Interest coverage (b)	≥ 2.5	5	6
Debt-to-capital (c)	≤ 0.65	0.45	0.44
Retail measures (%)
Average non-cash working capital to sales	16	17	17
Return on operating capital employed (d)	N/A	19	18
Return on capital employed (e)	N/A	11	10
Components of ratios
EBITDA		1,546	1,583
Calculation of components of ratios
1) Net debt
Short-term debt		867	604
Long-term debt, including current portion		4,408	4,508
Cash and cash equivalents		(466)	(412)
Net debt		4,809	4,700
2) Adjusted total debt
Guarantees and letters of credit (specified in credit facility agreements)		286	242
Adjusted total debt		5,095	4,942
(a)	Our revolving credit facilities and trade receivable securitization program require that we maintain these ratios as well as other non-financial covenants. We were in compliance with all covenants at December 31, 2017.
(b)	EBITDA divided by finance costs, which includes finance costs related to long-term debt plus other finance costs
(c)	Adjusted total debt divided by the sum of adjusted total debt and total equity
(d)	Last 12 months’ net earnings before finance costs, income taxes and earnings from discontinued operations (EBIT) less income taxes at a tax rate of 28 percent (2016 – 28 percent) divided by rolling four quarter average operating capital employed. Operating capital employed includes non-cash working capital, property, plant and equipment, investments in associates and joint ventures, and other assets.
(e)	Last 12 months’ EBIT less income taxes at a tax rate of 28 percent (2016 – 28 percent) divided by rolling four quarter average capital employed. Capital employed includes operating capital employed, intangibles and goodwill.

4.	FINANCIAL RISK MANAGEMENT

a) Financial risk management objectives and policies

In the normal course of business, our balance sheet, results of operations and cash flows are exposed to various risks. Annually, we prepare a strategic plan that considers the opportunities and major risks of our business and mitigating factors to reduce these risks. The Board of Directors has set upper limits on the time periods and transactional and balance sheet exposures management can manage. Our Corporate Financial Risk Committee reviews risk management policies and procedures annually and monitors compliance with these limits and associated exposure management activity. We manage risk in accordance with our Global Exposure Management Policy, whose objective is to reduce volatility in cash flows and net earnings. We hold all derivative financial instruments for risk management purposes only.

Risks we manage are described under Risk Management Policies in section (j).

AGRIUM Annual Report  |  53

Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

b) Market risk – currency risk

Foreign exchange derivative financial instruments outstanding (notional amounts in millions)
				December 31,
		2017				2016
Sell/Buy	Notional	Maturities	Average contract price (a)	Fair value of assets (liabilities)	Notional	Maturities	Average contract price (a)	Fair value of assets (liabilities)
Forwards
USD/CAD	338	2018	1.28	8	-	-	-	-
CAD/USD	266	2018	1.28	(6)	180	2017	1.34	-
EUR/USD	28	2018	0.84	(1)	-	2017	0.94	-
USD/AUD	15	2018	1.31	-	14	2017	1.32	(1)
AUD/USD	20	2018	1.29	-	22	2017	1.34	1
CNY/AUD	31	2018	6.97	(1)	23	2017	7.16	-

Options
CAD/USD – buy USD calls	126	2018	1.29	1	-	-	-	-
CAD/USD – sell USD puts	126	2018	1.25	(2)	-	-	-	-
AUD/USD – buy USD calls	33	2018	1.35	-	-	-	-	-
				(1)				-
(a)	Foreign currency per U.S. dollar

We determine the functional currency of our subsidiaries in reference to the primary economic environment in which each entity operates. We are exposed to currency risk from financial instruments denominated in currencies other than the functional currency of an operation. The majority of this currency risk arises from exposure to the Canadian dollar. We manage this exposure by entering into foreign currency derivative contracts. Although the derivatives have not been designated in hedging relationships, our risk management strategy is to offset substantially all of the earnings impact from the translation of the underlying financial instruments that could occur from a reasonably possible strengthening or weakening of the U.S. dollar.

c) Market risk – commodity price risk

Commodity price risk management and cash flow hedges

Natural gas is a significant component of our cost of product sold for nitrogen-based fertilizers. We use physical contracts and financial derivative contracts to manage the risk of market fluctuations in natural gas prices and to reduce the variability of cash flows from our planned purchases of natural gas used in our fertilizer production facilities. The Board of Directors has established limits on risk management activities, including the following:

Use of derivatives to hedge exposure to natural gas market price risk
Term (gas year – 12 months ending October 31)	2018	2019	2020	2021
Maximum allowable (% of forecast gas requirements)	75	75	75	25	(a)
Forecast average monthly natural gas consumption (millions of MMBtu)	9	9	9	9
Gas requirements hedged using derivatives designated as hedges (%)	33	24	-	-
(a)	Maximum monthly hedged volume may not exceed 90 percent of planned monthly requirements.

We designate all of our natural gas derivatives as qualifying hedges for accounting purposes. The contracts settle in the months hedged using AECO futures price indexes, which we use to determine fair value. The contracts are denominated in Canadian dollars for purchases of gas in Canadian dollars. At the inception of each designated derivative contract, we prepare formal designation and documentation of the hedging relationship and our risk management objective and strategy for undertaking the hedge. We record the effective portion of changes in fair value to other comprehensive income. We record any ineffective portion to earnings.

AGRIUM Annual Report  |  54

Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

The underlying risk of the derivative contracts is identical to the hedged risk; accordingly, we have established a ratio of 1:1 for all natural gas hedges. Due to a strong correlation between AECO future contract prices and our delivered cost, we did not experience any ineffectiveness on our hedges, and accordingly we have recorded the full change in the fair value of the natural gas derivative contracts designated as hedges to other comprehensive income.

Potential sources of ineffectiveness are changes in timing of forecast transactions, changes in volume delivered or changes in credit risk of Agrium or the counterparty.

Natural gas derivative financial instruments outstanding (notional amounts in millions of MMBtu)
				December 31,
		2017				2016
	Notional	Maturities	Average contract price (a)	Fair value of assets (liabilities)	Notional	Maturities	Average contract price (a)	Fair value of assets (liabilities)
AECO swaps	70	2018–2019	2.43	(70)	48	2017–2018	2.90	(21)
(a)	U.S. dollars per MMBtu

Maturities of natural gas derivative contracts	Fair value
	2018	2019
AECO swaps	(52)	(18)

Natural gas derivative financial instruments outstanding
			December 31,
		2017			2016
	Gross amount	Netting	Carrying amount	Gross amount	Netting	Carrying amount
Accounts receivable	48	(48)	-	65	(64)	1
Other assets	35	(25)	10	51	(51)	-
Accounts payable	(99)	47	(52)	(73)	67	(6)
Other liabilities	(54)	26	(28)	(64)	48	(16)
	(70)	-	(70)	(21)	-	(21)

Impact of change in fair value of natural gas derivative financial instruments		December 31,
	2017		2016
A $10-million impact to other comprehensive income requires movement in gas prices per MMBtu	0.22		0.29

d) Market risk – interest rate risk

Impact of change in short-term debt (basis points)	December 31,
2017
A $10-million decrease in net earnings requires an increase in interest rates	158

Sensitivity – impact of change in fair value of debentures	December 31,
2017
Interest rate increase of 1%	(428)
Interest rate decrease of 1%	504

The weighted average effective interest rate on long-term debt at December 31, 2017, was 5 percent (December 31, 2016 – 5 percent).

AGRIUM Annual Report  |  55

Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

e) Credit risk

Maximum exposure to credit risk	December 31,
	Notes	2017	2016
Cash and cash equivalents		466	412
Accounts receivable	11	2,406	2,208
Other current assets		118	121
Other non-current assets		32	28
		3,022	2,769

Derivatives and cash and cash equivalents – risk concentration

At December 31, 2017, our counterparties to derivative financial instruments have maintained an investment grade credit rating, and we have no indication that any counterparty to a derivative financial contract or to cash and cash equivalents will be unable to meet its obligations.

f) Liquidity risk

The table below summarizes the maturity profile of our financial liabilities based on contractual undiscounted payments, including estimated interest payments. The amounts included for derivative financial instruments are subject to change as interest rates, exchange rates or commodity prices change.

December 31, 2017	Carrying amount	Contractual cash flows	Less than one year	One to three years	Four to five years	More than five years
Short-term debt	867	867	867	-	-	-
Accounts payable	3,495	3,495	3,495	-	-	-
Current portion of long-term debt	11	11	11	-	-	-
Long-term debt	4,397	7,606	219	868	862	5,657
Other liabilities	32	32	-	19	5	8
Foreign exchange derivative contracts	10	10	10	-	-	-
Natural gas derivative contracts	80	80	52	28	-	-
	8,892	12,101	4,654	915	867	5,665

g) Netting arrangements

We enter into derivative transactions under master netting arrangements, under which we aggregate the amounts owed by each counterparty for all contracts outstanding in the same currency or commodity into a single net amount receivable or payable by us or our counterparty. If a default occurs, all outstanding transactions under the arrangement are terminated and the net termination value is receivable or payable for settlement purposes.

We record the carrying amounts of our foreign exchange derivative contracts on a gross basis and the carrying amounts of our natural gas derivative contracts on a net basis.

h) Gain (loss) on derivative financial instruments included in earnings

		2017			2016
	Realized gain (loss)	Unrealized gain (loss)	Total gain (loss)	Realized gain (loss)	Unrealized gain (loss)	Total gain (loss)
Foreign exchange derivatives
Recorded in sales	-	(5)	(5)	(4)	1	(3)
Recorded in cost of product sold	1	-	1	2	-	2
Recorded in other expenses	(5)	4	(1)	(7)	(37)	(44)
	(4)	(1)	(5)	(9)	(36)	(45)
Commodity derivatives
Recorded in cost of product sold	(48)	-	(48)	(34)	-	(34)
	(48)	-	(48)	(34)	-	(34)
	(52)	(1)	(53)	(43)	(36)	(79)

AGRIUM Annual Report  |  56

Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

f)   Fair value hierarchy

We determine the fair value of financial instruments classified as Level 1 using independent quoted market prices for identical instruments in active markets. For financial instruments classified as Level 2, we estimate fair value using quoted prices for similar instruments in active markets or prices for identical or similar instruments in markets that are not active, or using valuation techniques based on industry-accepted third-party models that make maximum use of market-based inputs. We classify fair value estimates not based on observable market data as Level 3. We consider a market active if quoted prices are readily and regularly available and based on actual and regularly occurring market transactions. For any significant Level 3 measurements, we employ a valuation team or retain valuation experts to calculate certain measurements, and we review any third-party information we use.

We monitor the availability of observable market data to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or market liquidity generally drive changes in the availability of observable market data. Changes in the availability of observable market data that may result in changing the valuation technique used are generally the cause of transfers between hierarchy levels. We have not made any transfers between levels during 2017 or 2016. We do not measure any of our financial instruments using Level 3 inputs.

Fair value measurement techniques and inputs for financial instruments measured using Level 2 inputs

Financial instrument	Measurement technique	Key inputs
Foreign exchange forward contracts,	Discounted cash flow	Forward exchange rates, contract forward and
swaps and options		interest rates, observable yield curves
Natural gas swaps	Market comparison	Current market and contractual prices, forward
pricing curves, quoted forward prices, basis
differentials, volatility factors and interest rates

	December 31,
	2017			2016
	Fair value		Carrying	Fair value		Carrying
	Level 1	Level 2	value	Level 1	Level 2	value
Financial instruments measured at fair value on a recurring basis
Cash and cash equivalents	-	466	466	-	412	412
Accounts receivable – derivatives	-	9	9	-	2	2
Other current financial assets –marketable securities (a)	18	100	118	22	99	121
Other non-current financial assets –derivatives	-	10	10	-	-	-
Accounts payable – derivatives	-	62	62	-	7	7
Other financial liabilities – derivatives	-	28	28	-	16	16
Financial instruments measured at amortized cost
Current portion of long-term debt (b)
Debentures	-	-	-	-	101	100
Fixed and floating rate debt	-	11	11	-	10	10
Long-term debt (b)
Debentures	-	4,909	4,376	-	4,600	4,373
Fixed and floating rate debt	-	21	21	-	25	25
(a)	Marketable securities consist of equity and fixed income securities. We determine the fair value of equity securities based on the bid price of identical instruments in active markets. We value fixed income securities using quoted prices of instruments with similar terms and credit risk.
(b)	We determine the fair value of long-term debt based on comparable debt instruments with similar maturities to our debt, adjusted where necessary to our credit spread, based on information published by financial institutions. Carrying amount of floating rate debt approximates fair value.

AGRIUM Annual Report  |  57

Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

j) Risk management policies and practices

Item	Primarily affected by	Policies, practices and financial instruments used
Sales	Product prices and foreign currency exchange rates	Foreign currency forward and swap contracts
Cost of product sold – natural gas and power	Prices of natural gas and power	Natural gas forward, swap and option contracts; power swap contracts
Cost of product sold – inventory purchased for resale	Prices of nutrients purchased for resale	Nutrient swaps and fixed price product purchase commitments
Cost of product sold, selling, general and administrative, and other expenses denominated in local currencies	Foreign currency exchange rates	Foreign currency forward and swap contracts
Capital expenditures	Foreign currency exchange rates	Foreign currency forward and swap contracts
Finance costs	USD interest rates	Maintaining a combination of fixed and floating rate debt; interest rate swaps to manage risk for up to 10 years
Financial instruments
Market risk – currency risk	USD balances in Canadian, Australian, European and South American subsidiaries; foreign currencies held in USD-denominated subsidiaries	Foreign currency forward and swap contracts to manage risk for up to three years
Market risk – commodity price risk (natural gas, power and nutrient price risk)	Market prices of natural gas, power and nutrients	Natural gas forward, swap and option contracts; power swap contracts to manage power price risk for up to five years; nutrient swap contracts up to one year
Market risk – interest rate risk Floating: short-term debt, floating rate long-term debt, cash and cash equivalents Fixed: long-term debt	Changes in market interest rates	Maintaining a combination of fixed and floating rate debt; interest rate swaps to manage risk for up to 10 years; cash management policies
Credit risk	Ability of customers or counterparties to financial instruments to meet obligations	Credit approval and monitoring practices; counterparty policies; master netting arrangements; counterparty credit policies and limits; arrangements with financial institutions
Liquidity risk	Fluctuations in cash flows	Preparing and monitoring forecasts of cash flows; cash management policies; multiple-year credit facilities

AGRIUM Annual Report  |  58

Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

5.	EXPENSES

Expenses by nature	2017	2016
(Increase) decrease in finished goods inventory	(5)	7
Purchased and produced raw materials and product for resale	11,144	10,726
Rebates	(1,244)	(1,195)
Freight and distribution	543	588
Short-term employee benefits	1,349	1,275
Post-employment benefits	55	54
Share-based payments	69	55
Depreciation of property, plant and equipment	420	385
Amortization of intangibles	110	108
Operating leases	211	197
Other	18	86
	12,670	12,286
Expense line items
Cost of product sold	10,340	10,078
Selling	2,014	1,913
General and administrative	247	240
Share-based payments	69	55
	12,670	12,286

Other expenses	2017	2016
Loss on foreign exchange and related derivatives	14	13
Interest income	(59)	(66)
Asset impairment	-	15
Environmental remediation and asset retirement obligations	18	10
Bad debt expense	29	35
Potash profit and capital tax	13	12
Merger and related costs	94	31
Other	10	97
	119	147

6. FINANCE COSTS

Finance costs related to long-term debt	2017	2016
Gross finance costs related to long-term debt	222	228
Less: Borrowing costs capitalized at a rate of 4.4% (2016 – 4.4%)	12	24
	210	204

Other finance costs	2017	2016
Accretion of environmental remediation and asset retirement obligations	8	7
Finance costs from customer prepayments	35	32
Other interest expense	58	35
	101	74

AGRIUM Annual Report  |  59

Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

7.	INCOME TAXES

Components of income taxes	2017	2016
Current tax expense	90	196
Previously unrecognized tax assets	(4)	-
Adjustments for prior years	(32)	-
Current income taxes	54	196
Origination and reversal of temporary differences	160	37
Change in income tax rate (a)	(11)	-
Previously unrecognized tax assets	-	(5)
Deferred income taxes	149	32
	203	228
(a)	U.S. federal corporate income tax rate decreased from 35 percent to 21 percent effective January 1, 2018.

Reconciliation of statutory tax rate to effective tax rate	2017	2016
Earnings before income taxes
Canada	16	79
Foreign	689	733
	705	812
Statutory rate (%)	27	27
Income taxes at statutory rate	190	219
Foreign currency losses relating to Canadian operations	11	9
Differences in foreign tax rates	(14)	5
Earnings from associates and joint ventures	(9)	(15)
U.S. tax reform	9	-
Recognition of previously unrecognized tax assets	(4)	(5)
Other	20	15
Income taxes	203	228
Current
Canada	(11)	23
Foreign	65	173
	54	196
Deferred
Canada	27	7
Foreign	122	25
	149	32
	203	228

Components of deferred income taxes	Components of deferred income tax liabilities (assets)		Components recognized in earnings		Components not recognized in earnings
	2017	2016	2017	2016	2017	2016
Receivables, inventories and accrued liabilities	(162)	(162)	-	(29)	-	-
Property, plant and equipment	748	633	100	92	15	12
Intangibles	57	83	(37)	(31)	11	3
Asset retirement and environmental remediation provisions	(149)	(132)	(16)	7	(1)	(2)
Deferred partnership income	-	-	-	(61)	-	3
Loss carry-forwards (a)	(44)	(13)	(30)	32	(1)	(1)
Other	(62)	(35)	(4)	17	(23)	2
Net deferred income tax liabilities	388	374	13	27	1	17
Deferred income tax assets	(85)	(34)
Deferred income tax liabilities	473	408
Net deferred income tax liabilities	388	374
(a)	We have not recognized unused tax losses of $56-million (2016 – $58-million) expiring through 2037 (2016 – expiring through 2036) in the consolidated financial statements. We have recognized unused tax losses of $38-million (2016 – $9-million – does not expire per current tax legislation) as we expect to earn future taxable income in that tax jurisdiction in 2018 and following years, and the tax losses do not expire until 2037.

AGRIUM Annual Report  |  60

Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

8.	POST-EMPLOYMENT BENEFITS

We sponsor post-employment pension and medical plans subject to broadly similar regulatory frameworks in Canada and the United States. For funded plans, we contribute to trustee-administered plans that are legally separate from Agrium. Regulations in each country govern the administration of assets that we hold in trust for the plans. We are responsible for governance, which includes oversight of all aspects of the plans, including investment and contribution decisions. Our pension committee assists in managing the plans, including the appointment of independent trustees, actuaries and investment professionals. Fewer than 5 percent of our employees are members of defined benefit pension plans that provide pension benefits at retirement based on years of service and/or earnings. Entitlement to benefits is generally conditional on the employee remaining in service for a minimum period or reaching a specified age. We engage a qualified actuary to perform calculations of our net benefit obligations using the projected unit credit method.

Post-employment benefit plans expose us to actuarial risks such as longevity risk, interest rate risk and market (investment) risk. We fund the cost of the registered and qualified defined benefit pension plans based on minimum statutory requirements. Our contributions include the cost of any current year accrual and any amortized payments relating to past service. We have the right to increase contributions beyond the minimum requirement. We do not fund the majority of pension obligations for executive plans. Employees cannot contribute to the defined benefit pension plans. The estimated contribution to fund our defined benefit pension plans for 2018 is $5-million.

	Defined benefit			Other post-employment
Continuity of obligation and plan assets	pension plans			benefit plans
		Plan			Plan
	Obligation	assets	Net	Obligation	assets	Net	Total
December 31, 2016	(331)	266	(65)	(76)	-	(76)	(141)
Expense included in earnings
Service cost	(7)	-	(7)	(3)	-	(3)	(10)
Interest (expense) income	(9)	7	(2)	(3)	-	(3)	(5)
Settlements	3	-	3	-	-	-	3
Administrative costs	-	(1)	(1)	-	-	-	(1)
	(13)	6	(7)	(6)	-	(6)	(13)
Included in other comprehensive income
Actuarial gain (loss) arising from:
Changes in demographic assumptions	1	-	1	-	-	-	1
Changes in financial assumptions	(13)	-	(13)	(5)	-	(5)	(18)
Return on plan assets, excluding interest	-	12	12	-	-	-	12
	(12)	12	-	(5)	-	(5)	(5)
Cash flows
Employee contributions	-	-	-	(1)	-	(1)	(1)
Employer contributions	2	19	21	2	-	2	23
Benefits paid	109	(109)	-	1	-	1	1
	111	(90)	21	2	-	2	23
Foreign currency exchange and translation	(13)	11	(2)	(4)	-	(4)	(6)
December 31, 2017	(258)	205	(53)	(89)	-	(89)	(142)
Arising from:
Funded plans	(194)			-			(194)
Unfunded plans	(64)			(89)			(153)
December 31, 2017	(258)			(89)			(347)

AGRIUM Annual Report  |  61

Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

	Defined benefit			Other post-employment
Continuity of obligation and plan assets	pension plans			benefit plans
		Plan			Plan
	Obligation	assets	Net	Obligation	assets	Net	Total
December 31, 2015	(310)	253	(57)	(67)	-	(67)	(124)
Expense included in earnings
Service cost	(6)	-	(6)	(3)	-	(3)	(9)
Past service cost	(2)	-	(2)	-	-	-	(2)
Interest (expense) income	(13)	10	(3)	(2)	-	(2)	(5)
Settlements	3	-	3	-	-	-	3
	(18)	10	(8)	(5)	-	(5)	(13)
Included in other comprehensive income
Actuarial gain (loss) arising from:
Liability experience adjustments	(1)	-	(1)	(1)	-	(1)	(2)
Changes in financial assumptions	(12)	-	(12)	(1)	-	(1)	(13)
Return on plan assets, excluding interest	-	5	5	-	-	-	5
	(13)	5	(8)	(2)	-	(2)	(10)
Cash flows
Employee contributions	-	-	-	(1)	-	(1)	(1)
Employer contributions	2	7	9	2	-	2	11
Benefits paid	14	(14)	-	1	-	1	1
	16	(7)	9	2	-	2	11
Foreign currency exchange and translation	(6)	5	(1)	(4)	-	(4)	(5)
December 31, 2016	(331)	266	(65)	(76)	-	(76)	(141)
Arising from:
Funded plans	(276)			-			(276)
Unfunded plans	(55)			(76)			(131)
December 31, 2016	(331)			(76)			(407)

Post-employment benefits expense	2017	2016
Defined contribution pension plans	52	50
Defined benefit pension plans	7	8
Other post-employment benefit plans	6	5
	65	63
Expense line items
Cost of product sold	34	30
General and administrative	21	24
Other expenses	5	4
Other finance costs	5	5
	65	63

Assumptions and sensitivities

	Future benefits		Future benefits
Actuarial assumptions (%)	obligation		expense
(expressed as weighted averages)	2017	2016	2017	2016
Defined benefit pension plans
Discount rate	3	4	3	3
Expected long-term rate of return on assets	N/A	N/A	3	3
Rate of increase in compensation levels	3	3	3	3
Other post-employment benefit plans
Discount rate	4	4	4	4

AGRIUM Annual Report  |  62

Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

Basis for key assumptions
Discount rate – liabilities	High-quality (minimum AA) fixed income investments with cash flows that match the currency, timing and amount of the expected cash flows of the plans
Rate of return – assets	Long-term expectations of inflation and real return for each asset class, weighted in accordance with the investment policy for the plans
Real returns and inflation	Current market conditions, historical capital market data and future expectations
Life expectancy	Actuarial mortality tables published in Canada and the United States

	2017	2016
Assumed and ultimate health care cost trend rates
Health care cost trend rate assumed for the next fiscal year (%)	6	7
Ultimate health care cost trend rate (%)	5	5
Fiscal year the rate reaches the ultimate trend rate	2023	2023
Mortality assumptions per latest available standard mortality tables (remaining years)
Average life expectancy – currently aged 60 years (2016 - 65 years)
Male	25	22
Female	27	24
Average duration of benefit obligation (years)
Active members	19	18
Retired members	12	11
Average duration of the benefit obligation	15	14

A 1 percent change in discount rate would change our defined benefit obligation by $53-million.

Asset allocation and investment strategy

Our investment objective for our defined benefit pension plans is to maximize long-term return on plan assets using a mix of equities and fixed-income investments while maintaining an appropriate level of risk. Our policy is to not invest in commodities, precious metals, mineral rights, bullion or collectibles. We may use derivative financial instruments to create a desirable asset mix position, adjust the duration of a fixed income portfolio, replicate the investment performance of interest rates or a recognized capital market index, manage currency exposure or reduce risk. We do not use derivative financial instruments to create exposures to securities that our investment policy would not permit.

	Target
Defined benefit pension plans – asset allocation	allocation	Plan assets
Asset categories (%)	2018	2017	2016
Equity securities (with quoted market prices)	46
Canadian equity funds		13	11
U.S. equity funds		3	1
International equity funds		26	15
Emerging market equity funds		7	4
Debt securities (with quoted market prices)	53
Canadian debt securities		50	34
U.S. debt securities		1	22
Cash and other	1	-	13

AGRIUM Annual Report  |  63

Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

9.	SHARE-BASED PAYMENTS

Our share-based payments plans provide performance incentives to our officers, senior management, directors and, on a performance-based discretionary basis, other employees.

Plan features
Form of payment	Eligibility	Granted	Vesting period	Term	Settlement
Stock Options	Officers and employees	Annually	25% per year over four years	10 years	Shares
Stock Appreciation Rights (“SARs”) (a)	Certain employees outside Canada	Annually	25% per year over four years	10 years	Cash
Performance Share Units (“PSUs”)	Executive officers and other eligible employees	Annually	On third anniversary of grant date	N/A	Cash
Restricted Share Units (“RSUs”)	Eligible employees	Annually	On third anniversary of grant date	N/A	Cash
Director Deferred Share Units (“DSUs”)	Non-executive directors	At the discretion of the Board of Directors	Fully vested upon grant	N/A	In cash on director’s departure from the Board of Directors
(a)	Effective January 1, 2015, tandem stock appreciation rights (TSARs) were no longer issued to eligible officers and employees. TSARs granted in Canada prior to January 1, 2015 have similar terms and vesting conditions to SARs and also provide the holder with the ability to choose between (a) receiving the price of our shares on the date of exercise in excess of the exercise price of the right and (b) receiving common shares by paying the exercise price of the right. Our past experience and future expectation is that substantially all option holders will elect to exercise their options as a SAR, surrendering their options and receiving settlement in cash. TSARs are included with the SARs disclosure in the following tables.

Stock Option and Stock Appreciation Rights Plans

Stock option and SAR activity (number of units in thousands; weighted average exercise price in U.S. dollars)

	2017		2016
	Units	Exercise price	Units	Exercise price
Outstanding, beginning of year	2,393	93.33	2,130	92.78
Granted	523	103.22	603	84.37
Forfeited	(4)	95.01	(8)	68.39
Exercised	(228)	89.99	(329)	73.31
Expired	(3)	55.97	(3)	90.52
Outstanding, end of year (a)	2,681	95.64	2,393	93.33
Exercisable, end of year	1,333	93.20	1,088	90.70
Maximum available for future grants, end of year	4,712		4,973
Weighted average fair value of outstanding		26.21		24.24
Weighted average share price at exercise date		109.14		99.01
(a)	Includes 1,300 thousand SARs (2016 – 1,456 thousand), of which 775 thousand (2016 – 960 thousand) issued prior to January 1, 2015 have options attached. Stock options and SARs with options attached are potentially dilutive.

Stock options and SARs outstanding (number of units in thousands; weighted average remaining contractual life in years; weighted average exercise price in U.S. dollars)

At December 31, 2017		Options outstanding		Options exercisable
Range of exercise prices	Remaining contractual life	Units	Exercise price	Units	Exercise price
Less than $86.32	7	720	79.27	268	70.67
$86.33 to $90.83	5	586	89.98	461	89.83
$90.84 to $102.18	4	348	98.64	347	98.64
$102.19 to $109.55	8	532	103.22	9	103.45
$109.56 to $115.87	6	495	115.87	248	115.87
	6	2,681	95.64	1,333	93.20

AGRIUM Annual Report  |  64

Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

Performance and Restricted Share Units

Each PSU and RSU confers a right to the holder to receive a cash payment of the fair market value of a common share of Agrium. Holders are also entitled to the value of dividends paid on common shares in the form of additional rights or units.

PSUs vest based on total shareholder return over a three-year performance cycle, compared to the average quarterly total shareholder return of a peer group of companies over the same period. For PSUs granted after January 1, 2015, free cash flow per share over a three-year performance cycle is compared to targets approved by the Board of Directors as an additional performance condition. We base the value of each PSU granted on the average closing price of our common shares on the NYSE during the last five days of the three-year cycle. RSUs are not subject to performance conditions and vest at the end of the three-year vesting period.

We determine the fair value of stock options and SARs using a Black-Scholes model and the fair value of PSUs and RSUs using a Monte Carlo simulation model. We estimate expected annual volatility taking into consideration historic share price volatility.

PSU and RSU activity (number of units in thousands)	2017		2016
	PSU	RSU	PSU	RSU
Outstanding, beginning of year	614	262	608	121
Granted	336	121	198	146
Forfeited	(5)	(9)	(4)	(5)
Exercised	(323)	(1)	(188)	-
Outstanding, end of year	622	373	614	262
Weighted average fair value of outstanding	137.41	112.35	121.41	100.25

Other information

Compensation expense by plan	2017	2016
Stock options	11	8
SARs	3	3
TSARs	5	1
PSUs	31	29
RSUs	15	10
DSUs	4	4
	69	55

Liabilities for cash-settled plans	December 31,
	2017	2016
Total fair value liability for cash-settled plans	135	115
Total intrinsic liability for cash-settled plans	130	100

At December 31, 2017, unrecognized compensation expense for unvested awards was $52-million. During 2017, we settled $40-million of awards in cash (2016 - $41-million).

Valuation model inputs	December 31,
	2017	2016
Grant price (NYSE closing price on day immediately preceding grant date)	96.67	92.86
Share price (NYSE closing price at December 31)	115.00	100.55
Expected annual volatility (%)	25.10	28.33
Risk-free interest rate (%)	1.74	1.54
Expected annual dividend yield (%)	3.04	3.48
Expected life (years)	4	5
Forfeiture rate (%)	0.57	0.59

AGRIUM Annual Report  |  65

Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

10.	CASH FLOW INFORMATION

Cash and cash equivalents	December 31,
	2017	2016
Cash	447	408
Short-term investments (original maturity of three months or less)	19	4
	466	412

Net changes in non-cash operating working capital	2017	2016
Accounts receivable	(175)	(177)
Inventories	(151)	230
Prepaid expenses and deposits	(156)	(137)
Accounts payable	467	556
	(15)	472

11.	ACCOUNTS RECEIVABLE

Trade accounts receivable are primarily concentrated in the agriculture sector. We determine and monitor concentrations of credit risk using our aging analysis of trade receivables.

	December 31,
	2017	2016
Trade accounts	2,247	1,980
Allowance for doubtful accounts	(78)	(76)
Rebates	163	250
Other non-trade accounts	49	36
Derivative financial instruments	9	2
Other taxes	16	16
	2,406	2,208

Trade accounts receivable – aging	December 31,
	2017		2016
	Gross	Allowance for doubtful accounts	Gross	Allowance for doubtful accounts
Not past due	1,762	(4)	1,597	(10)
30 days or less	210	-	152	(3)
31–60 days	78	-	43	(2)
61–90 days	32	(1)	21	(2)
Greater than 90 days	165	(73)	167	(59)
	2,247	(78)	1,980	(76)

Trade accounts receivable – risk concentration

Geographic and industry diversity and crop insurance programs in Canada and the United States mitigate concentration of risk in the agriculture sector. Our Wholesale business unit diversifies and mitigates risk concentration by selling to industrial customers outside the agriculture sector and by using letters of credit and credit insurance. Based on historical information about default rates and our analysis of current receivables, we do not expect any significant losses from trade accounts receivable other than the amounts classified as doubtful accounts. No single customer accounts for more than 10 percent of our sales.

AGRIUM Annual Report  |  66

Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

Our trade accounts receivable include a concentration in Retail operations in Australia for advances to our customers to purchase crop inputs and livestock. We mitigate risk in these receivables by obtaining security over livestock. In our Retail operations in Western Canada, we also mitigate credit risk in accounts receivable through an agency agreement with a Canadian financial institution wherein the financial institution provides credit to qualifying Agrium customers to assist in financing their crop input purchases. Through the agency agreement, which expires in 2018, customers have loans directly with the institution while Agrium has only a limited recourse involvement to the extent of an indemnification of the institution for 50 percent of its future bad debts to a maximum of 5 percent of the qualified customer loans. Outstanding customer credit with the financial institution was $528-million at December 31, 2017, which is not recognized in our consolidated balance sheet. Historical indemnification losses on this arrangement have been negligible, and the average aging of the customer loans with the financial institution is current.

12.	INVENTORIES

Wholesale inventories consist primarily of crop nutrients, operating supplies and raw materials, including both direct and indirect production and purchase costs, depreciation and amortization of assets employed directly in production, and freight to transport product to storage facilities.

Retail inventories consist primarily of crop nutrients, crop protection products, seed and merchandise and include the cost of delivery to move the product to storage facilities.

	December 31,
	2017	2016
Product for resale (a)	2,571	2,454
Raw materials	383	404
Finished goods	367	372
	3,321	3,230
(a)	Includes biological assets of $6-million (2016 – $17-million) measured at FVLCD, a Level 3 measurement

13.	PROPERTY, PLANT AND EQUIPMENT

December 31, 2017	Land	Buildings and improvements	Machinery and equipment	Assets under construction (a)	Other	Total
Cost
December 31, 2016	134	3,457	4,845	1,453	208	10,097
Additions	5	230	216	440	2	893
Business acquisitions	2	19	19	-	-	40
Disposals	(2)	(19)	(216)	(4)	(3)	(244)
Transfers (b)	-	127	999	(1,139)	13	-
Other adjustments (c)	(21)	(244)	(297)	(101)	(90)	(753)
Foreign currency translation	2	93	118	11	3	227
December 31, 2017	120	3,663	5,684	660	133	10,260
Accumulated depreciation
December 31, 2016	-	(692)	(2,513)	-	(74)	(3,279)
Depreciation	-	(113)	(335)	-	(10)	(458)
Disposals	-	13	203	-	3	219
Other adjustments (c)	-	154	229	-	39	422
Foreign currency translation	-	(13)	(59)	-	(1)	(73)
December 31, 2017	-	(651)	(2,475)	-	(43)	(3,169)
Net book value	120	3,012	3,209	660	90	7,091
(a)	Assets under construction include assets in the following operating segments: nitrogen assets of $452-million, potash assets of $90-million and $118-million in various other operating segments. Assets in the nitrogen and potash operating segments include greenfield assets of $116-million and brownfield assets of $292-million.
(b)	We transferred $662-million related to the Borger expansion project from assets under construction to buildings and improvements and machinery and equipment when the assets became available for use.
(c)	Other adjustments include assets classified as held for sale with a net book value of $291-million.

AGRIUM Annual Report  |  67

Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

December 31, 2016	Land	Buildings and improvements	Machinery and equipment	Assets under construction (a)	Other	Total
Cost
December 31, 2015	126	3,307	4,379	1,209	185	9,206
Additions	4	42	174	528	1	749
Business acquisitions	6	52	61	-	-	119
Disposals	(3)	(25)	(68)	-	-	(96)
Transfers	-	43	230	(291)	18	-
Other adjustments	-	(37)	(14)	-	-	(51)
Foreign currency translation	1	75	83	7	4	170
December 31, 2016	134	3,457	4,845	1,453	208	10,097
Accumulated depreciation
December 31, 2015	-	(603)	(2,208)	-	(62)	(2,873)
Depreciation	-	(103)	(317)	-	(11)	(431)
Disposals	-	20	47	-	-	67
Foreign currency translation	-	(6)	(35)	-	(1)	(42)
December 31, 2016	-	(692)	(2,513)	-	(74)	(3,279)
Net book value	134	2,765	2,332	1,453	134	6,818
(a)	Assets under construction include assets in the following operating segments: nitrogen assets of $1.2-billion, potash assets of $140-million and $113-million in various other operating segments. Assets in the nitrogen and potash operating segments include greenfield assets of $116-million and brownfield assets of $860-million.

Depreciation of property, plant and equipment	2017	2016
Cost of product sold	222	204
Selling	176	160
General and administrative	22	21
	420	385

Depreciation recorded in inventory	11	24

Turnaround costs included in machinery and equipment	2017	2016
Cost
Balance, beginning of year	316	273
Additions	111	44
Retirements	(86)	(1)
Other adjustments	(36)	-
Balance, end of year	305	316
Accumulated depreciation
Balance, beginning of year	(169)	(102)
Depreciation	(57)	(68)
Retirements	85	1
Other adjustments	26	-
Balance, end of year	(115)	(169)
Net book value	190	147

Turnaround costs include replacement or overhaul of equipment and items such as compressors, turbines, pumps, motors, valves, piping and other parts; assessment of production equipment; replacement of aged catalysts; new installation or recalibration of measurement and control devices; and other costs. We capitalize turnaround costs only if they meet the capitalization criteria of IFRS.

AGRIUM Annual Report  |  68

Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

14.	INTANGIBLES AND GOODWILL

Intangibles and goodwill primarily arise from business acquisitions. We amortize intangibles based on their estimated useful life except for certain acquired trade names that have indefinite useful lives.

December 31, 2017	Trade names (a)	Customer relationships (b)	Technology	Other	Total intangibles	Goodwill
Cost
December 31, 2016	30	742	191	278	1,241	2,290
Additions	-	-	10	11	21	-
Business acquisitions	-	-	-	27	27	122
Disposals	-	-	(34)	-	(34)	-
Other adjustments	-	-	-	7	7	-
Foreign currency translation	4	7	9	6	26	28
December 31, 2017	34	749	176	329	1,288	2,440
Accumulated amortization and
impairment losses
December 31, 2016	(6)	(402)	(89)	(178)	(675)	(195)
Amortization	(1)	(50)	(20)	(39)	(110)	-
Disposals	-	-	34	-	34	-
Other adjustments	-	-	-	(7)	(7)	-
Foreign currency translation	-	(6)	(5)	(1)	(12)	(17)
December 31, 2017	(7)	(458)	(80)	(225)	(770)	(212)
Net book value	27	291	96	104	518	2,228
(a)	Trade names with a net book value of $19-million have indefinite useful lives for accounting purposes.
(b)	The remaining amortization period of customer relationships at December 31, 2017, is approximately six years.

December 31, 2016	Trade names (a)	Customer relationships	Technology	Other	Total intangibles	Goodwill
Cost
December 31, 2015	30	755	148	233	1,166	2,177
Additions	-	-	15	7	22	-
Business acquisitions	-	3	-	22	25	105
Other adjustments	-	(17)	26	16	25	10
Foreign currency translation	-	1	2	-	3	(2)
December 31, 2016	30	742	191	278	1,241	2,290
Accumulated amortization and
impairment losses
December 31, 2015	(5)	(346)	(45)	(138)	(534)	(197)
Amortization	(1)	(56)	(18)	(33)	(108)	-
Other adjustments	-	-	(26)	(7)	(33)	-
Foreign currency translation	-	-	-	-	-	2
December 31, 2016	(6)	(402)	(89)	(178)	(675)	(195)
Net book value	24	340	102	100	566	2,095
(a)	Trade names with a net book value of $17-million have indefinite useful lives for accounting purposes.

Amortization of finite-lived intangibles	2017	2016
Cost of product sold	3	3
Selling	99	103
General and administrative	8	2
	110	108

AGRIUM Annual Report  |  69

Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

Goodwill impairment testing

Goodwill by cash generating unit		December 31,
	2017		2016
Retail – North America	2,090		1,972
Retail – Australia	130		115
Other	8		8
	2,228		2,095

In calculating the recoverable amount for goodwill, we used the FVLCD methodology and incorporated assumptions an independent market participant would apply. We adjust discount rates for each group of cash-generating units (CGU) for the risk associated with achieving our forecasts (five-year projections) and for the currency in which we expect to generate cash flows. FVLCD is a Level 3 measurement. We use our market capitalization and comparative market multiples to corroborate discounted cash flow results.

The key assumptions with the greatest influence on our calculation of the recoverable amounts are the discount rates, terminal growth rates and cash flow forecasts for each CGU as derived from our strategic plan. Key inputs to our test of Retail – North America included a pre-tax discount rate of 11.1 percent and a terminal growth rate per annum of 2.5 percent.

15.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

We maintain strategic investments in entities in the crop nutrients and related industries. We continuously assess our ability to exercise significant influence or joint control over our investments.

	Reporting period	Interest (%)	Location		December 31,
				2017		2016
Investments in associates
Misr Fertilizers Production Company S.A.E. (“MOPCO”) – a nitrogen producer	September 30	26	Egypt	238		285
Other				108		94
				346		379
Investments in joint ventures
Profertil S.A. (“Profertil”) - a nitrogen producer	December 31	50	Argentina	176		162
				176		162
				522		541

Associates

As we have representation on MOPCO’s Board of Directors, we maintain significant influence over MOPCO. We record our share of MOPCO’s earnings on a one-quarter lag because financial statements of MOPCO are not available on the date of issuance of our financial statements. We adjust for the effects of any significant unrecorded transactions or events between MOPCO’s period-end date and our fiscal year-end date. Future conditions, including those related to MOPCO operating in Egypt, which has been subject to political instability and civil unrest, may restrict our ability to obtain dividends from MOPCO. We are also exposed to currency risk related to fluctuations in the Egyptian pound against the U.S. dollar.

AGRIUM Annual Report  |  70

Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

Summarized financial information of MOPCO	December 31,
	2017	2016
Current assets	158	29
Non-current assets	1,654	1,510
	1,812	1,539
Current liabilities	238	207
Non-current liabilities	863	538
	1,101	745
Net assets of MOPCO	711	794
Proportionate ownership interest in MOPCO	185	206
Dividend receivable	7	29
Unamortized purchase price adjustment	46	50
Carrying amount of interest in MOPCO	238	285

	2017	2016
Sales	421	128
Net earnings	81	149
Other comprehensive loss	(158)	(131)
Total comprehensive (loss) income	(77)	18
Proportionate share of MOPCO earnings	21	39
Purchase price adjustment amortization	(4)	(4)
Earnings from MOPCO	17	35
Proportionate share of MOPCO other comprehensive loss	(41)	(34)
Proportionate share of MOPCO total comprehensive (loss) income	(24)	1
Dividends received from MOPCO	13	-

Canpotex

We own a one-third interest in Canpotex Limited (“Canpotex”), which exports the portion of our produced potash that Canpotex sells outside of Canada and the United States. Canpotex is an industry association owned equally by us and two other producers of potash in Canada. We have significant influence through our ability to appoint directors to the Canpotex Board of Directors. We accounted for our investment based on our economic interest of 8.87 percent (2016 – 10.3 percent), which is our allocation of production capacity among the members of the association.

Agrium is contractually obligated to reimburse Canpotex for our economic interest of 8.87 percent pro-rata share of any operating losses or other liabilities incurred up to December 31, 2017. There were no such losses in 2017.

Following the completion of the merger, effective January 1, 2018, Nutrien owns a 50 percent voting interest and currently has a 63.82 percent economic interest in Canpotex. Mosaic owns the remaining voting and equity interest in Canpotex. Nutrien guarantees operating losses or other liabilities of Canpotex to the extent of its economic interest.

We believe the probability of conditions arising that would trigger any guarantee of Canpotex is remote. Reimbursements, if any, would be made through reductions of future cash receipts from Canpotex.

Joint ventures

We have a 50 percent ownership interest in Profertil. Based in Argentina, Profertil is a producer and wholesale distributor of nitrogen crop nutrients. A contractual agreement establishes joint control over Profertil and provides us with 50 percent of the voting rights.

AGRIUM Annual Report  |  71

Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

Summarized financial information of Profertil	December 31,
	2017	2016
Current assets (a)	226	176
Non-current assets	548	595
	774	771
Current liabilities (b)	212	195
Non-current liabilities (c)	209	251
	421	446
Net assets of Profertil	353	325
Proportionate share of net assets of Profertil	177	163
Elimination of unrealized profit	(1)	(1)
Carrying amount of interest in Profertil	176	162

(a)  Includes cash and cash equivalents of $12-million (2016 – $22-million)

(b)  Includes current financial liabilities (excluding trade and other payables and provisions) of $77-million (2016 – $59-million)

(c)   Includes non-current financial liabilities (excluding trade and other payables and provisions) of $56-million (2016 – $116-million)

	2017	2016
Sales	432	392
Depreciation and amortization	22	26
Interest expense	21	24
Income taxes	20	39
Net earnings	26	51
Total comprehensive income	26	51
Proportionate share of Profertil earnings	13	26
Elimination of unrealized profit	-	1
Dividends and interest received from Profertil	-	108

Summarized financial information of associates and joint ventures represents amounts that investees have recorded in their financial statements, adjusted for any fair value adjustments at acquisition and adjusted for differences in accounting policies.

Transactions with associates and joint ventures

	2017	2016
For the year ended December 31,
Sales to Canpotex	178	162
Purchases from MOPCO	26	9
Purchases from Profertil	68	61
As at December 31,
Amounts receivable from Canpotex	18	29
Amounts owed to Profertil	11	7

16. OTHER ASSETS

Other current assets consist primarily of an investment portfolio supporting the requirements of insurance obligations. All marketable securities are rated as investment grade or higher and are capable of liquidation within five trading days.

AGRIUM Annual Report  |  72

Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

Other current assets	December 31,
	2017	2016
Other financial assets
Marketable securities (a)	118	121
Other non-financial assets	2	2
	120	123

Other assets	December 31,
	2017	2016
Other financial assets
Receivables (b)	22	28
Derivative financial instruments	10	-
	32	28
Other non-financial assets	26	20
	58	48
(a)	Comprised primarily of U.S. equities (10 percent), U.S. Government debt (36 percent) and U.S. corporate debt (45 percent).
(b)	Unsecured term loan receivable bearing interest at 3.4 percent per annum, repayable $8-million annually until 2020.

17. DEBT

We issue debt for various purposes, including maintaining or adjusting our capital structure. We have access to short-term facilities that we renegotiate periodically. We also have access to the capital markets through our base shelf prospectus.

			December 31,	December 31,
			2017	2016
	Maturity	Rate (%) (a)	Utilized	Utilized
Short-term debt
Commercial paper (b)	2018	1.88	565	306
Credit facilities (c)(d)		8.89	302	298
			867	604
Long-term debt (e)
Floating rate bank loans	-		-	10
7.7% debentures	2017		-	100
6.75% debentures	2019		500	500
3.15% debentures	2022		500	500
3.5% debentures	2023		500	500
3.375% debentures	2025		550	550
7.8% debentures	2027		125	125
4.125% debentures	2035		450	450
7.125% debentures	2036		300	300
6.125% debentures	2041		500	500
4.9% debentures	2043		500	500
5.25% debentures	2045		500	500
Other			32	25
			4,457	4,560
Unamortized transaction costs			(49)	(52)
Current portion of long-term debt			(11)	(110)
			4,397	4,398
(a)	Weighted average rates at December 31, 2017
(b)	Program maximum U.S. $2.5-billion. Amounts borrowed under the commercial paper program reduce our borrowing capacity under the multi-jurisdictional credit facility.
(c)	Short-term debt is unsecured and consists of U.S. dollar-denominated debt of $164-million, euro-denominated debt of $47-million and other debt of $91-million (2016 – $236-million, $53-million and $9-million).
(d)	Total capacity available on our multi-jurisdictional credit facility, which expires in 2020, is $2.5-billion.
(e)	Debentures have various provisions that allow redemption prior to maturity, at our option, at specified prices.

AGRIUM Annual Report  |  73

Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

Debt capacity available		December 31,
		2017
Multi-jurisdictional credit facility		2,500
European facilities		240
South American facilities		211
Australian facilities		50
Accounts receivable securitization		500
		3,501
Short-term debt drawn		(867)
Letters of credit issued		(1)
Debt capacity available		2,633

	Short-term debt	Long-term debt (a)
December 31, 2016	604	4,508
Cash flows reported as financing activities	258	(110)
Non-cash changes
Other adjustments	-	10
Foreign currency translation	5	-
December 31, 2017	867	4,408
(a) Includes current portion

18.	ACCOUNTS PAYABLE

We incur significant payables for procurement of product for resale inventories and for prepayments made by customers wishing to purchase our products for the upcoming growing season.

	December 31,
	2017	2016
Trade	2,576	2,235
Customer prepayments	1,532	1,449
Accrued liabilities	728	670
Other taxes	28	32
Accrued interest	70	72
Dividends	121	121
Derivative financial instruments	62	7
Share-based payments	89	76
	5,206	4,662

19.	OTHER PROVISIONS

We make significant estimates for various litigation matters in the normal course of business and for asset retirement and environmental remediation matters.

AGRIUM Annual Report  |  74

Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

		Environmental		Asset
	Notes	remediation	(a)	retirement	(b)	Other	Total
December 31, 2016		141		231		9	381
Additional provisions or changes in estimates	24	23		177		25	225
Draw-downs		(20)		(10)		(4)	(34)
Reversals		-		-		(2)	(2)
Accretion		2		6		-	8
Other adjustments		-		-		1	1
Foreign currency translation		3		3		-	6
December 31, 2017		149		407		29	585
Current portion		22		17		24	63
Non-current portion		127		390		5	522
		149		407		29	585
(a)	We estimate that we will settle our environmental remediation liabilities between 2018 and 2042. We discount obligations using rates ranging from 0.65 percent to 4.00 percent (2016 – 0.65 percent to 4.00 percent). Provisions include $42-million of remediation liabilities we retained for the Idaho phosphate mining and processing sites as a condition of the sale. No individual site provision is material.
(b)	Mining, extraction, processing and distribution activities result in asset retirement obligations in the normal course of operations. Obligations include closure, dismantlement, site restoration or other legal or constructive obligations for termination and retirement of assets. Expenditures may occur before and after closure. We expect to incur expenditures for our phosphate obligations over the next 70 years. We expect to make payments for our potash and nitrogen obligations after that time. Timing of expenditures depends on several factors, such as the life and nature of the asset, legal requirements and technology. We estimate obligations using discount rates ranging from 1.22 percent to 4.55 percent (2016 – 1.22 percent to 4.55 percent). Provisions include $162-million related to obligations we retained for the Conda Idaho phosphate mining and processing sites, and $195-million for our Redwater, Alberta facility. No other site provision is material.

20.	OTHER LIABILITIES

		December 31,
	2017		2016
Other financial liabilities
Derivative financial instruments	28		16
Other	32		13
	60		29

Other non-financial liabilities
Share-based payments	46		39
	106		68

21.	DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

On January 12, 2018, we completed the agreements with third parties to dispose of our Conda phosphate operations (“CPO”) and North Bend nitrogen assets (“North Bend”). The sales of CPO and North Bend are the subject of a consent order, given final approval by the FTC on February 7, 2018, providing remedies to resolve issues in superphosphoric acid and nitric acid related to the merger.

These assets were previously classified as held for sale, as FTC approval and completion of the sales of CPO and North Bend assets is considered highly probable. Additionally, as CPO comprises operations and cash flows that can be clearly distinguished operationally and for financial reporting purposes, its operating results and the impact of re-measurement to the selling price were included in discontinued operations for the year ended December 31, 2017, and in the comparative year ended December 31, 2016. Discontinued operations exclude elimination of intercompany transactions.

The majority of the remaining value of assets held for sale is assigned to inventories.

AGRIUM Annual Report  |  75

Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

Condensed information of discontinued operations (a)	2017	2016
Operating information
Discontinued operations of assets held for sale
Sales	299	278
Expenses	308	270
(Loss) earnings before income taxes	(9)	8
Income tax recovery	(10)	(4)
Earnings before measurement of assets held for sale	1	12
Loss on measurement of assets held for sale(b)	(311)	-
Income tax recovery on loss on measurement of assets held for sale	(123)	-
Net (loss) earnings from discontinued operations	(187)	12
Cash flow information
Operating activities	24	30
Investing activities	(20)	(23)
Cash provided by discontinued operations	4	7

(a) No cumulative income or expenses are included in other comprehensive income related to CPO.
(b) The write-down of CPO assets when classified as held for sale is predominately related to property, plant and equipment.

22.	BUSINESS ACQUISITIONS

During the year, our Retail business unit acquired 44 farm centers in the U.S. and Australia. Benefits of the acquisitions include expansion of geographical coverage for the sale of crop input products, acquisition of existing customer base and workforce, the value of synergies between Agrium and the acquired businesses, and cost savings opportunities.

We have not completed the allocation of the purchase price for these acquisitions as we are still gathering and analyzing information about the related assets and liabilities, including fair values and the resulting income tax impact.

Provisional estimate of fair values of assets acquired and liabilities
assumed for all business acquisitions by the Retail business unit	2017 Acquisitions	2016 Acquisitions
Working capital	17	62
Property, plant and equipment	40	119
Intangibles	27	25
Goodwill	122	105
Other non-current assets	8	31
Deferred income tax liabilities	(11)	-
Total consideration	203	342

Financial information related to our business acquisitions	2017(a)
Sales from the date of acquisition	97
Estimated sales if acquisitions occurred at the beginning of the year	328
(a) Net earnings and pro forma net earnings related to these acquisitions are $3-million and $25-million, respectively.

23.	COMMITMENTS

Operating leases

Operating lease commitments consist primarily of leases for railcars and contractual commitments at distribution facilities in our Wholesale business unit, vehicles and application equipment in our Retail business unit, and office equipment and property leases throughout our operations. Commitments represent minimum payments under each agreement.

AGRIUM Annual Report  |  76

Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

Future minimum lease payments for operating leases		December 31,
	2017		2016
Less than one year	147		139
One to five years	317		283
More than five years	157		171
	621		593

Other commitments
	2018	2019	2020	2021	2022
Operating
Long-term debt – interest	219	185	183	183	179
Cost of product sold
Natural gas (a)(b)	235	99	22	12	-
Power, sulfuric acid and other (c)(d)	170	77	78	80	86
Purchase commitments(e)	735	112	127	142	148
Derivative financial instruments
Foreign exchange	10	-	-	-	-
Natural gas	52	28	-	-	-
Other commitments	61	43	13	13	13
	1,482	544	423	430	426
Capital
Long-term debt – principal repayments	-	500	-	-	500
Asset retirement obligations	17	17	27	6	7
Environmental remediation liabilities	22	35	12	5	6
	39	552	39	11	513
	1,521	1,096	462	441	939
(a)	Our minimum commitments for North American natural gas purchases, which include both floating rate and fixed rate contracts, are calculated using the prevailing NYMEX forward prices for U.S. facilities and AECO forward prices for Canadian facilities at December 31, 2017.
(b)	Commitments include our proportionate share of commitments of joint ventures. Profertil has long-term gas contracts denominated in U.S. dollars and expiring in 2019, which account for approximately 100 percent of Profertil’s gas requirements. YPF S.A., our joint venture partner in Profertil, supplies approximately 70 percent of the gas under these contracts.
(c)	Our Carseland facility has a power co-generation agreement, expiring on December 31, 2026, for which we are able to purchase 60 megawatt-hours of power per hour. The price for the power is based on a fixed charge adjusted for inflation and a variable charge based on the cost of natural gas provided to the facility for power generation.
(d)	Our phosphate rock supply agreement includes a minimum commitment to purchase phosphate rock until 2018, with a potential to nominate additional volumes and extend to 2020. In 2016, we decided not to nominate any additional volumes past 2018. The purchase price is based on a formula that tracks finished product pricing and key published phosphate input costs. We entered into a freight contract to import phosphate rock extending to 2019, with a total commitment of $59-million at December 31, 2017.
(e)	As part of our agreement to sell CPO, we entered into long-term strategic supply and offtake agreements which extends to 2023. Under the terms of the supply and offtake agreements, we will supply 100 percent of the ammonia requirements of CPO and purchase 100 percent of the monoammonium phosphate (MAP) product produced at CPO. The MAP production is estimated at 330,000 tonnes per year.
(f)	Our post-employment benefits obligations are not included in this table. Refer to note 8 for additional information.

24.	CONTINGENT LIABILITIES

From time to time, we become involved in legal or administrative proceedings related to our current and acquired businesses. Such proceedings expose us to possible losses, and we expect our involvement in such matters to continue in the normal conduct of our business. We will represent our interests vigorously in all proceedings in which we are involved. Legal and administrative proceedings involving possible losses are inherently complex, and we apply significant judgment in estimating probable outcomes. As a result, potential exists for adjustments to liabilities and material variance between actual costs and estimates.

Information on the amounts accrued for litigation, environmental remediation and asset retirement are disclosed in note 19. Our assessment of specific matters at the date of issuance of these financial statements is set out below.

AGRIUM Annual Report  |  77

Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

Environmental contingencies

We are responsible for environmental remediation of certain facilities and sites. Work at these sites is in various stages of environmental management: we are assessing and investigating some sites and remediating or monitoring others. We have established a provision for our estimated liabilities (see note 19). However, new information, including changes in regulations or results of investigations, could lead to reassessment of our exposure related to these matters. In addition, we may revise our estimates of our future obligations because they are dependent on several uncertain factors including the method and extent of the remediation as well as cost-sharing arrangements with other parties involved.

For the matters described below, at the date of issuance of these financial statements, we determined that we could not make a reliable estimate of the amount and timing of any financial effect in excess of the amounts accrued.

Idaho phosphate mining and processing sites

Nu-West Industries, Inc. (“Nu-West”), a wholly owned subsidiary of Agrium, has been working co-operatively with federal and state agencies on environmental remediation at existing and former phosphate mining and processing sites in Idaho. Nu-West has been notified of potential violations of federal and state statutes by U.S. federal and state agencies. Depending on the site, Nu-West is in the investigation or risk assessment stage or has, for some sites, begun preliminary remediation work under agreements with the agencies. Completion of investigations, risk assessments or preliminary work will enable Nu-West and the agencies to determine what, if any, remediation work will be required. During 2016 and 2017, Nu-West completed substantial remedial construction and investigative fieldwork for certain of the Idaho sites. Results of the construction and site monitoring will determine future investigation and remediation requirements. In 2015, Nu-West received a Notice of Intent advising that trustees for U.S. federal and state agencies will conduct a damage assessment at the Idaho phosphate mining and processing sites. Discussions with the trustees, including negotiation of the scope of future remediation, continued in 2017; the assessment may take many years to mature to a stage where the trustees assert a claim for damages.

Manitoba mining properties

In 1996, Agrium acquired Viridian Inc. (“Viridian”). Viridian has retained certain liabilities associated with the Fox Mine – a closed mineral processing site near Lynn Lake, Manitoba. Viridian was amalgamated with Agrium in 2017. Agrium is currently treating water draining from the site to meet provincial downstream water quality standards. Agrium has substantially completed the investigation phase of remediation and is currently in discussions with the Province of Manitoba regarding remedial alternatives selection. Concurrence and approval from the Province of a remedial design are expected within the next 12 to 36 months. For this matter, we have not disclosed information about the amount accrued for site remediation because disclosure of such information would seriously prejudice our position in discussions with the Province. There were no significant developments in 2017.

25. ACCOUNTING POLICIES, JUDGMENTS, ASSUMPTIONS AND ESTIMATES

We describe below significant accounting policies, without repeating or restating the actual text of the accounting standards, where disclosure would assist users in understanding how we reflect transactions and other events and conditions in our financial statements. In addition, IFRS requires us to describe (a) information about the assumptions and estimates we make in applying our accounting policies and (b) judgments we have made in the process of applying our accounting policies.

AGRIUM Annual Report  |  78

Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

a) Accounting policies and underlying assumptions and estimates

In preparing financial statements, we make assumptions and estimates based on our historical experience, current trends and all available information we believe is relevant at the time we prepare the financial statements. However, we cannot determine future events and their effects with certainty. Accordingly, as confirming events occur, actual results could ultimately differ from our assumptions and estimates. Such differences could be material. We have provided analysis of sensitivity to assumptions elsewhere in the notes to these financial statements in instances where it is relevant to understanding management’s assumptions about the future. Sensitivity analysis presents the impact of reasonably possible hypothetical changes to one assumption at December 31, 2017, while holding other assumptions constant. In practice, it is unlikely that the hypothetical change would occur in isolation as variables may have interdependencies. Accordingly, such analysis provides only an approximation of the sensitivity to the individual assumptions shown and may not be representative of the full impact on our financial position and results of operations.

Financial statement area	Accounting policy	Assumptions and estimation uncertainty
Revenue recognition (IAS 18)

We recognize revenue when we meet the requirements of IAS 18. For the sale of goods, risks and rewards of ownership pass to our customers based on the contractual terms of the arrangement. In most cases, the terms of the arrangement are such that risks and rewards transfer when product is:

•  Picked up by our customer at our Retail farm centers or at a Wholesale manufacturing site or a distribution facility

•  Delivered to the destination specified by our customer if we retain inventory risk during the delivery period

•  Delivered to the vessel on which the product will be shipped, or

•  Delivered to the destination port.

We recognize revenue for nutrient or crop protection application services and agronomic and precision agriculture services when the service is complete. We deduct provisions for returns, trade discounts and rebates from revenue.

We provide customer incentives, such as rebates, based on value or tonnage purchased. We make various estimates to recognize the impact of rebates and other incentives on revenue, including our ability to collect consideration for a sale, the impact of estimated customer product returns and some customer incentive programs, whether we are acting as an agent or principal in a sale, and whether a service is complete. We make estimates of returns and incentives based on historical and forecasted data, contractual terms and current conditions. Because of the nature of our sales of goods and services, any single estimate would have only a negligible impact on revenue recognition.

Because of the short-term nature of our contracts with customers, recognition of revenue does not result in significant estimation uncertainty.

AGRIUM Annual Report  |  79

Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

Property, plant and equipment (IAS 16, IAS 23, IAS 36, IAS 37)

In our mining, milling and other manufacturing facilities, we capitalize components requiring replacement at regular intervals, major inspections and overhauls, spare parts used in connection with specific equipment and standby equipment. We capitalize such costs if they meet the asset recognition criteria of IAS 16 and the asset has an estimated useful life of greater than one year. We immediately write off remaining carrying value of components replaced. We depreciate each component over the lesser of its estimated useful life and the remaining period until the next replacement or major inspection or overhaul.

We depreciate property, plant and equipment directly related to our nitrogen, phosphate and potash operations using the units of production method. We depreciate the rest of our property, plant and equipment using the straight-line method using the following estimated useful lives, which we reassess annually:

Buildings and

improvements                         4 – 60 years

Machinery and

equipment                                1 – 60 years

Other                                        1 – 45 years

If the construction or preparation for use of property, plant or equipment extends over more than 12 months, we capitalize borrowing costs up to the date of completion as part of the cost of acquisition or construction.

We move an asset from the construction phase to the production phase and begin depreciation when the asset is available for use in the manner intended by management.

We present property, plant and equipment at cost net of accumulated depreciation and accumulated impairment losses.

We make assumptions about the use of an asset based on the level of capital expenditures compared to construction cost estimates; completion of a reasonable period of testing of the asset; ability to produce product in saleable form within specifications; and ability to sustain ongoing production.

We depreciate potash-related assets over the shorter of estimates of reserves and service lives and nitrogen and phosphate plant assets based on their productive capacity.

Intangible assets other than goodwill (IAS 38)

We initially measure finite-lived intangible assets, such as customer relationships, at cost and amortize them over their estimated useful lives. Intangible assets with indefinite useful lives, such as certain brand names, are not amortized. We capitalize costs for internally generated intangible assets, such as development costs, when costs meet criteria for feasibility. We expense research and development expenditures that do not meet the capitalization criteria.

We amortize finite-lived intangible assets on a straight-line basis using the following estimated useful lives, which we reassess annually:

Trade names                        5 – 10 years

Customer

relationships                         7 – 10 years

Technology                            3 – 7 years

Other                                      5 – 20 years

Assets held for sale and discontinued operations (IFRS 5)	We measure assets held for sale at the lower of their carrying amount and FVLCD and once classified as held for sale, property, plant and equipment is no longer depreciated. We disclosed information about discontinued operations in note 21.

For assets held for sale, we make estimates of the value of the asset and when we will complete the sale. We estimate FVLCD using assumptions an independent market participant would use about the future cash flows of the asset and its eventual disposal. Assumptions include production or sales volumes, sales prices, selling margins and discount rates.

AGRIUM Annual Report  |  80

Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

Rebates (IAS 2)

Our vendors may offer us various incentives to purchase products for resale. We account for vendor rebates and prepay discounts as a reduction of the prices of the suppliers’ products. Rebates based on the amount of materials purchased reduce cost of product as we sell inventory. We offset rebates based on sales volume to cost of product sold if we have earned the rebate based on sales volume of products.

We accrue rebates that are probable and that we can reasonably estimate. We accrue rebates that are not probable or estimable when we achieve certain milestones. We accrue rebates not covered by binding agreements or published vendor programs when we obtain conclusive documentation of right of receipt.

We participate in diverse vendor arrangements, some of which are highly complex. Where it is probably that we will receive a rebate and we can reasonably estimate the amount, we record accruals for some vendor rebates by estimating the point at which we will have completed our performance under an agreement. To determine this, we analyze and review historical trends to apply rates negotiated with our vendors to estimated and actual purchase volumes to determine accruals. Estimated amounts accrued throughout the year could be impacted if actual purchase volumes differ from projected volumes.
Inventories (IAS 2)	We measure inventories at the lower of cost on a weighted average basis and net realizable value.	We calculate the net realizable value of inventories based on estimates and assumptions about a combination of interrelated factors affecting forecasted selling prices, including demand and supply variables. Demand variables include grain and oilseed prices, stock-to- use ratios and changes in inventories in distribution channels. Supply variables include forecasted prices of raw materials such as natural gas, operating rates and crop nutrient inventory levels.
Provisions (IAS 37)

Our most significant provisions relate to asset retirement of our nitrogen and phosphate manufacturing facilities at the CPO phosphate mining and processing sites and Redwater facility, environmental remediation at the CPO phosphate mining and processing sites, and Manitoba mining properties.

We discount a provision to its present value using a pre-tax, risk-free discount rate. We do not recognize contingent liabilities (obligations that we cannot measure with sufficient reliability or obligations for which it is not probable that an outflow of resources will be required to settle the obligation). We have described policy choices applying to provisions and contingent liabilities in notes 19 and 24.

Estimating the ultimate settlement of provisions requires us to make complex and interrelated assumptions based on experience with similar matters, past history, precedents, evidence and facts specific to each matter.

AGRIUM Annual Report  |  81

Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

Share-based compensation (IFRS 2)

We recognize share-based payment transactions when we obtain services from an employee. Except for stock options, we expect to settle our share-based compensation plans in cash. These cash-settled awards are measured at the fair value of the liability and we remeasure liabilities at the end of each reporting period and at the date of settlement. We have described our policy choices applying to our plans in note 9.

In valuing our share-based payment transactions and liabilities, we make assumptions about the future volatility of our share price, expected dividend yield, future employee turnover rates, future employee stock option exercise behavior and corporate performance. Such estimates and assumptions are inherently uncertain.
Leases (IAS 17, IFRIC 4)

An arrangement may be or contain a lease according to the substance of the arrangement. This is the case if the arrangement is dependent on the use of an asset or conveys a right to use an asset, even if not explicitly stated.

Leasing arrangements primarily relate to railcars and other rolling stock, which we have classified as operating leases as we do not have substantially all the risks and rewards of ownership of the leased assets.

Income taxes (IAS 12)

The largest components of our deferred income tax balances relate to asset retirement and environmental remediation provisions and property, plant and equipment.

In determining our provision for income taxes, we use an annual effective income tax rate based on annual income, permanent differences between book and tax income, and substantially enacted income tax rates. We adjust our annual effective income tax rate as additional information on outcomes or events becomes available.

We recognize a tax benefit or liability for an uncertain tax position when our best estimate is that the position is more likely than not to be sustained on examination, based on a qualitative assessment of all relevant factors.

We make assumptions to estimate the exposures associated with our various filing positions. We recognize a provision when it becomes probable that we will incur additional tax liabilities for such exposures. Changes in tax law, the level and geographic mix of earnings and the results of tax audits also affect our effective income tax rate.

Determining tax provisions requires that we make assumptions about the ultimate outcome of a filing position, which can change over time depending on facts and circumstances.

We have recognized the impact of the recent U.S. tax reform in our income tax provision. The ultimate impact may differ from the amounts recorded due to changes in interpretations and assumptions we have made or additional regulatory guidance that may be issued.

Employee future benefits (IAS 19)	The funding of our employee future benefit liabilities is roughly evenly split between defined benefit pension plans and unfunded medical plans. Expenses for employee future benefits primarily consist of annual costs for unfunded defined contribution pension plans. For defined benefit pension plans, we recognize a defined benefit obligation, based on actuarial assumptions, net of the fair value of plan assets.	We use actuarial assumptions to determine the obligations for employee future benefits at each reporting period. These assumptions include the discount rate, expected long-term rate of return on assets, rate of increase in compensation levels, mortality rates, and health care cost trend rates. We have provided detailed information on the assumptions used in note 8.

AGRIUM Annual Report  |  82

Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

Impairment of goodwill and indefinite-lived intangible assets (IAS 36)

In completing our goodwill impairment testing, we selected FVLCD methodology. For some impairment calculations, we may use an income approach with a discounted cash flow technique. For other calculations, we may use a market approach based on prices and other information generated by market transactions. We deduct the incremental cost of disposing of the asset in determining FVLCD. We do not calculate value in use if there is no impairment under FVLCD.

Refer to note 14 for significant assumptions and estimates.

b)	Accounting policy choices requiring judgments that have the most significant effect on the amounts recognized in the financial statements

We consider judgments made in recording impairment of property, plant and equipment, goodwill and indefinite-lived intangible assets, foreign currency and provisions to be critical accounting estimates that require our most difficult, subjective and complex assumptions.

Financial statement area	Accounting policy judgment	Judgment factors
Long-lived assets (IAS 16, IAS 36, IAS 38)

For property, plant and equipment and finite- lived intangible assets, we review for indicators of impairment at each reporting period. We perform this review at the CGU level. A CGU may be a single asset or a group of assets if we cannot identify independent cash flows from an asset. If indicators of impairment of a CGU exist, we will calculate its recoverable amount.

We perform an impairment test of goodwill and indefinite-lived intangibles in the fourth quarter annually or earlier if indicators of impairment exist. We allocate goodwill to CGU groups based on the level at which goodwill is monitored internally by management. This level does not exceed the level of our operating segments before aggregation.

We determine CGUs based on geographic regions, economic and commercial influences, product lines, extent of shared infrastructure and interdependence of cash flows. We grouped (a) Wholesale assets by product lines because of differing production processes and inputs for each nutrient and (b) Retail assets by geographic regions based on customers, products and distribution methods.

We have allocated substantially all of the carrying amount of goodwill to two groups of CGUs within the Retail business unit: Retail – North America and Retail – Australia.

Foreign currency (IAS 21)

The U.S. dollar is the presentation currency of our consolidated financial statements. We also make judgments about whether an entity may have multiple branches with different functional currencies. As at July 1, 2017, we changed the functional currency for certain operations from Canadian dollar to U.S. dollar due to changing market metrics and operational changes. The majority of our operations use Australian dollar or U.S. dollar as the functional currency.

In determining the functional currency of our operations, we primarily considered the currency that determines the pricing of transactions rather than focusing on the currency in which transactions are denominated.

AGRIUM Annual Report  |  83

Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

Provisions (IAS 37)

We distinguish between provisions and contingent liabilities based on the probability of an outflow of resources embodying economic benefits and the availability of information to make a sufficiently reliable estimate. We make judgments as to whether an obligation exists and whether an outflow of resources embodying economic benefits for a liability of uncertain timing or amount is probable, not probable, or remote. These judgments determine whether we recognize or disclose an amount in the financial statements.

Our provisions are measured based on our best estimate of the amount and timing of expected future cash outflows to settle the obligation. We consider all available information relevant to each specific matter. In 2017, we continued to review our litigation, asset retirement and environmental remediation provisions.

c) Recent accounting pronouncements

The IASB has issued the following accounting pronouncements, which we have either adopted or will adopt in the future, and which could have a material impact.

IFRS 15 Revenue from Contracts with Customers

Revenue from Contracts with Customers establishes a new model for revenue earned from a contract with a customer. The standard provides specific guidance on identifying separate performance obligations in the contract and allocating the transaction price to the separate performance obligations in an amount that reflects the total consideration to which an entity expects to be entitled during the term of the contract. The standard also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and related cash flows.

Agrium will adopt the standard on the effective date of January 1, 2018. Agrium will adopt the standard using the modified retrospective approach with the cumulative-effect of the adjustment recognized at the date of adoption, subject to allowable and elected practical expedients.

In adopting IFRS 15, we completed a review of all our contracts with customers. Since our contracts are primarily short-term in nature and generally do not include significant multiple deliverable components, there will be no material impact of adoption. In addition, our accounting for variable consideration before adoption was substantially similar to the requirements of IFRS 15.

We expect that our consolidated financial statements will include expanded disclosures about revenues from contracts with customers and are drafting the relevant disclosures to reflect the requirements of the new standard. In addition to ensuring that the accounting and disclosure requirements of IFRS 15 are met, we also continue to address any system and process changes necessary to compile the information to meet the recognition and disclosure requirements of the standard. We have also assessed the impact of the standard on internal controls over financial reporting and plan to make modifications to our controls on adoption.

AGRIUM Annual Report  |  84

Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

IFRS 16 Leases

Leases applies a single model for all recognized leases, which requires recognition of lease-related assets and liabilities and the related interest and depreciation expense in the consolidated financial statements.

Agrium will adopt the standard on the effective date of January 1, 2019.

We have completed a lease inventory and review of existing lease agreements and have considered other agreements that could contain leases. We are currently evaluating transition and implementation impacts and will continue to do so in 2018. We are assessing the adoption application guidance and have not chosen a method for adoption. However, we expect that adoption will result in a material increase in our assets and liabilities and will result in material reclassifications of interest and depreciation expense within our consolidated statement of operations. However, we are not able now to provide a precise estimate of the impact. Once we complete further phases of our review, we will estimate and quantify the impact on our consolidated financial statements.

Other recent pronouncements

We adopted the following accounting pronouncements without material impact.

New or amended	Standard/ interpretation	Description	Agrium’s date and method of adoption
New	IFRIC 23	Uncertainty over Income Tax Treatments provides additional guidance when there is uncertainty over income tax treatments under IAS 12.	Agrium will adopt beginning January 1, 2019.
Amended	Various	° IAS 7 Statement of Cash Flows ° IAS 12 Income Taxes ° IFRS 2 Share-based Payment ° IFRIC 22 Foreign Currency Transactions and Advance Consideration	We adopted amendments to IAS 7 and IAS 12 on January 1, 2017. We expect to adopt IFRS 2 and IFRIC 22 beginning January 1, 2018.

AGRIUM Annual Report  |  85